1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated January 11, 2010

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2010/01/11

Chunghwa Telecom Co., Ltd.

By:	/S/ JOSEPH C.P. SHIEH
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description

1. Announcement on 2009/12/15 :	Announcement of investment in Mainland China on behalf of the company’s subsidiary

2. Announcement on 2009/12/15 :	Explanation of the report about the company will invest NT$13 billion to build a cloud-based IDC

3. Announcement on 2009/12/16 :	To announce the procurement of NG SDH+OXC network equipment and its installation service for 2010

4. Announcement on 2009/12/17 :	The company signed a technical cooperation agreement with Industrial Technology Research Institute(ITRI)

5. Announcement on 2009/12/17 :	The company and Ericsson Corporation Taiwan signed a MOU to cooperate in establishing a LTE trial network

6. Announcement on 2009/12/21 :	To announce that the Hualien offshore earthquake has no impact on the Company’s finance and operation

7. Announcement on 2009/12/24 :	To announce the procurement of NG SDH+OXC network equipment and its installation service for 2010

8. Announcement on 2009/12/31 :	Explanation for the report on Chunghwa Telecom and IDG’s co-promoting internet TV

9. Announcement on 2010/01/04 :	Explanation of the report about the Company’s 6 billion NT dollar bidding

10. Announcement on 2010/01/05 :	To announce the procurement of In-house fiber cable and combination SC fiber connector

11. Announcement on 2010/01/08 :	The Company is going to attend an investor conference

12. Announcement on 2010/01/11 :	Chunghwa Telecom announced its unaudited revenue for December 2009

13. Announcement on 2010/01/11 :	December 2009 sales

EXHIBIT 1

Announcement of investment in Mainland China on behalf of the company’s subsidiary

Date of events: 2009/12/15

Contents:

1. Date of occurrence of the event: 2009/12/15

2. Method of the present increase (decrease) in investment: Chunghwa Investment Co., Ltd. set up a joint venture, Sertec Co., Ltd., through indirect investment.

3. Transaction volume, price per unit, and total monetary amount of the transaction: Not exceed RMB15,000,000.

4. Company name of the invested mainland Chinese company: Sertec Co. Ltd (provisional name)

5. Paid-in capital of said invested mainland Chinese company: N/A

6. Amount of new capital increment currently planned by said invested mainland Chinese company: RMB30,000,000 (Proposed)

7. Main business items of said invested mainland Chinese company: Rental and leasing of office machinery and equipment, other business and office support services, computer systems integration services and management consultancy services.

8. Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: N/A

9. Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A

10. Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A

11. Amount of actual investment to date in said invested mainland Chinese company: None

12. Counterparty to the transaction and its relationship to the Company: N/A

13. Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: N/A

14. Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: N/A

15. Gain (or loss) on disposal: N/A

16. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: N/A

17. The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: N/A

18. Broker: N/A

19. Concrete purpose of the acquisition or disposal: Long-term investment

20. Do the directors have any objection to the present transaction?: None

21. Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: N/A

22. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: N/A

23. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: N/A

24. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: N/A

25. Total amount of actual investment in the mainland China area to date: 0

26. Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: N/A

27. Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: N/A

28. Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: N/A

29. Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: N/A

30. Amount of profit remitted back to Taiwan for the most recent three fiscal years: N/A

31. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: N/A

32. Any other matters that need to be specified: None

EXHIBIT 2

Explanation of the report about the company will invest NT$13 billion to build a cloud-based IDC

Date of events: 2009/12/15

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2009/12/15

3. Content of the report: Chunghwa Telecom will invest NT$13 billion to build a cloud-based IDC

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: To response to the IDC market growth and the cloud computing business opportunities, Chunghwa Telecom is planning to invest more than NT$10 billion over the next three years to build a large-scale IDC, which is expected to start providing services in year 2012.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 3

To announce the procurement of NG SDH+OXC network equipment and its installation service for 2010

Date of events: 2009/12/16

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): NG SDH+OXC network equipment and its installation for 2010

2. Date of the occurrence of the event: 2009/12/16

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NG SDH+OXC Network Equipment and its installation for 2010, NT$ 517,000,000

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Taiwan International Standard Electronics Ltd

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): Delivery, inspection and payment in one lot.

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: No

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: N/A

16. Concrete purpose or use of the acquisition or disposition: Deploying transmission network

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 4

The company signed a technical cooperation agreement with Industrial Technology Research Institute (ITRI)

Date of events: 2009/12/17

Contents:

1. Date of occurrence of the event: 2009/12/17

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Chunghwa Telecom and Industrial Technology Research Institute (ITRI) have signed a technical cooperation agreement to cooperate in technology development and share information on technology issues.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 5

The company and Ericsson Corporation Taiwan signed a MOU to cooperate in establishing a LTE trial network

Date of events: 2009/12/17

Contents:

1. Date of occurrence of the event: 2009/12/17

2. Counterparty to the contract or commitment: Ericsson Corporation Taiwan

3. Relationship to the Company: None

4. Starting and ending dates (or rescission date) of the contract or commitment: 2009/12/17~2010/12/16

5. Major content (not applicable where rescinded): The company signed a MOU with Ericsson Corporation Taiwan to cooperate in establishing a LTE trial network.

6. Restrictive covenants (not applicable where rescinded): None

7. Effect on company finances and business (not applicable where rescinded): Being beneficial to the company’s business.

8. Concrete purpose/objective (not applicable where rescinded): Both companies will cooperate on LTE technology study and evaluation.

9. Any other matters that need to be specified: To establish a solid foundation for new generation mobile service, Chunghwa Telecom Laboratories and Ericsson Corporation Taiwan cooperate to proceed with LTE-SAE network function test, MIMO multiple antenna technology evaluation, and IMS multimedia services performance evaluation on LTE-SAE network.

EXHIBIT 6

To announce that the Hualien offshore earthquake has no impact on the Company’s finance and operation

Date of events: 2009/12/19

Contents:

1. Date of occurrence of the event: 2009/12/19

2. Company name: Chunghwa Telecom

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: NA

5. Cause of occurrence: To announce that the Hualien offshore earthquake happened on Dec. 19 had no impact on the Company’s finance and operation

6. Countermeasures: NA

7. Any other matters that need to be specified: None

EXHIBIT 7

To announce the procurement of NG SDH+OXC network equipment and its installation service for 2010

Date of events: 2009/12/24

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): NG SDH+OXC network equipment and its installation for 2010

2. Date of the occurrence of the event: 2008/12/25~2009/12/24

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NG SDH+OXC Network Equipment and its installation for 2010, NT$ 573,928,676

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Ericsson Taiwan Ltd.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract.

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: No

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: N/A

16. Concrete purpose or use of the acquisition or disposition: Deploying transmission network

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT        8

Explanation for the report on Chunghwa Telecom and IDG’s co-promoting internet TV

Date of events: 2009/12/31

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report: 2009/12/31

3. Content of the report: The company and IDG co-promote internet TV

4. Summary of the information provided by investors: None.

5. Company’s explanation of the reportage or provided information: The company provides network bandwidth, media platform and micro payment system, while Taiwan Netmovie (the subsidiary of IDG) is responsible for the content, customer service and brand management of vv8 website. The service is expected to be launched in the first quarter of 2010.

6. Countermeasures: None.

7. Any other matters that need to be specified: None.

EXHIBIT        9

Explanation of the report about the Company’s 6 billion NT dollar bidding

Date of events: 2010/01/04

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2010/01/04

3. Content of the report: Construction companies are going all-out for CHT’s 6 billion NT dollar bidding.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Because of the business opportunity expected to be brought by IDC and cloud computing development, CHT has completed the architect assigning affair. The bid goes to C.Y. Lee & Partners. CHT will process other biddings according to its own agenda over the next 3 years. The cloud computing service is expected to be available in 2012.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT        10

To announce the procurement of In-house fiber cable and combination SC fiber connector

Date of events: 2010/01/05

Contents:

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): In-house fiber cable and combination SC fiber connector

2. Date of the occurrence of the event: 2009/01/06~2010/01/05

3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$510,270,519

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): HwaCom Systems Inc.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract.

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: N/A

16. Concrete purpose or use of the acquisition or disposition: Deploying transmission network

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT        11

The Company is going to attend an investor conference

Date of events: 2010/01/08

Contents:

1. Date of the investor/press conference: 2010/01/11

2. Location of the investor/press conference: “Taiwan Corporate Day” held by Credit Suisse in Taipei

3. Financial and business related information: Please refer to http://newmops.tse.com.tw/

4. Any other matters that need to be specified: None

EXHIBIT        12

Chunghwa Telecom announced its unaudited revenue for December 2009

Date of events: 2010/01/11

Contents:

1. Date of occurrence of the event: 2010/01/11

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: For the month of December 2009, total revenue increased by 3.6% year-over-year to NT$16.44 billion. Operating income for the month was NT$3.60 billion, net income NT$3.18 billion, EPS NT$0.33. For the twelve months this year, total revenue decreased by 1.5% year-over-year to NT$184.03 billion, operating income was NT$55.16 billion, net income NT$43.72 billion, EPS NT$4.51.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT        13

Chunghwa Telecom

January 11, 2010

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Dec. 2009

1) Sales volume (NT$ Thousand)

Period	Items	2009	2008	Changes	%

Dec	Invoice amount	17,838,231	17,765,753	(+)72,478	(+)0.41%

Dec	Invoice amount	202,926,773	210,658,488	(-)7,731,715	(-)3.67%

Dec	Net sales	16,442,033	15,866,856	(+)575,177	(+)3.63%

Dec	Net sales	184,033,739	186,780,650	(-)2,746,911	(-)1.47%

b Trading purpose: None